

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

August 11, 2017

<u>Via E-Mail</u>
Stephane De Baets
c/o Aspen REIT, Inc.
Chief Executive Officer
96 Spring Street, 6th Floor
New York, New York 10012

> **Re:** **Aspen REIT, Inc.**
> **Draft Registration Statement on Form S-11**
> **Submitted July 13, 2017**
> **CIK No. 0001694997**

Dear Mr. De Baets:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

2. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

3. Please identify the lead underwriter(s) prior to or concurrently with the public filing of the registration statement.

4. Please provide the information required by Item 505 of Regulation S-K.

Prospectus Summary

Our Competitive Strengths

Our occupancy, ADR, and RevPAR are generally strong relative to our competitive set and the Colorado Ski Area., page 3

5. Please include in your disclosure examples of comparable internationally branded luxury resorts that you include in your competitive set. Please also revise your disclosure to clarify whether the Colorado Ski Area includes all chain scales within the geographic market.

The Management Agreement and the Manager, page 11

6. We note your disclosure on page 12 regarding the Manager's strategy to acquire various assets. Please clarify whether the Manager intends to acquire or manage properties that compete directly with the St. Regis Aspen Resort. Additionally, please consider removing disclosure relating to the Manager's strategy that is either unrelated to the services it provides to the registrant or does not impact the registrant.

Management Agreement, page 12

7. Please revise your disclosure to clarify if your new management agreement will increase or decrease your management fees and expense reimbursements compared to the periods presented.

8. Please revise your disclosure here to reference the termination fee and expense reimbursements that you intend to make to the Manager pursuant to the Management Agreement.

Disposition Fee, page 12

9. We note your disclosure that no disposition fee shall be payable to your Manager in respect of any disposition that occurs during the first year following the completion of your offering if the total consideration paid by the purchaser (including any indebtedness assumed by the purchaser) in connection with the disposition of the St. Regis Aspen Resort is less than the value of the aggregate consideration paid by you and your operating partnership in the contribution transactions. We also note your disclosure on page 113 that in consideration of the contribution of the St. Regis Aspen Resort, you will

pay 315 East Dean Associates, Inc. a combination of cash, shares of your common stock and OP Units.  Please disclose how you will value the shares of your common stock and OP Units for purposes of calculating the requirement to pay a disposition fee during the first year following the completion of your offering.

Risk Factors, page 19

10. Please revise your risk factor disclosure to explain the conflicts of interest that may exist between you and your Manager, including the impact of the termination fee due to your manager upon termination of the management agreement.

Risks Related to Our Structure and Our Relationship with Our Manager

If the ownership of our common stock on a fully diluted basis continues to be highly concentrated . . ., page 29

11. We note your disclosure on page 29 that the "terms of our loan agreement restrict certain transfers of shares of our common stock or OP units by Mr. De Baets or Ms. Jaruthavee, or issuances by us of such securities, unless certain conditions are met, including that…Mr. De Baets and Ms. Jaruthavee own collectively, directly or indirectly, at least 51% of our common stock on a fully diluted basis."  We also note your description of this condition on page 100, stating that Mr. De Baets and Ms. Jaruthavee must own "at least 51% of the equity interests."  Please revise to clarify which of these two statements accurately describes the loan agreement.  Please also tell us and, if necessary, add disclosure regarding whether the provisions of your loan agreement will impact your ability to qualify as a REIT.

Use of Proceeds, page 42

12. Please add disclosure setting forth the principle followed in determining your purchase price for the St. Regis Aspen Resort and disclose the name of the person making such determination.  Please see Instruction 5 to Item 504 of Regulation S-K and Item 23 of Form S-11.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Indicators of Operating Performance, Page 52

13. Please clarify for us the type of offering costs that you have expensed, and tell us whether your Manager or its affiliates pay organizational and offering costs directly that will be reimbursed by the Company.  To the extent organizational and offering costs have been advanced by your Manager, please disclose the total amount of organizational and offering costs your Manager or its affiliates have incurred on your behalf to date.  In

addition, please expand your footnote disclosure to include your accounting policy for organizational and offering costs.  Reference is made to ASC 720-15-25-1.

Results of Operations

Comparison of the year ended December 31, 2016 to the year ended December 31, 2015

Rooms Department, page 65

14. We note your disclosure that "[t]he Starwood Preferred Guests, or SPG, had the largest impact on growth, accounting for an additional $2.4 million in revenue, both from SPG guest paying nights and over 95% compensation premium."  Please revise your disclosure to explain the compensation premium.

Our Principal Agreements

Hotel Management Agreement

Amounts Payable, page 97

15. Please disclose the amount of expenses you reimbursed to your Hotel Manager for the periods presented.

Financing

Loan Agreement and Related Documents, page 99

16. We note that you may extend the initial maturity date of the loan made pursuant to your loan agreement three times for a period of one year each, provided that certain conditions, including but not limited to satisfying a debt yield test are met. Please expand to provide more detailed disclosure of any material financial covenants contained in your loan agreement, including quantifying any ratios.

Our Management

Executive Compensation, page 106

17. We note that you intend to reimburse your Manager for personnel costs, including for the compensation paid to your Chief Financial Officer.  Please specifically disclose whether you will reimburse your Manager for the salaries and benefits to be paid to your other named executive officers.  In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the Manager, break out the amounts paid pursuant to the base management fee, the incentive fee and

the reimbursement provision, and within reimbursements specify any amounts reimbursed for salaries or benefits of a named executive officer.

Certain Relationships and Related Transactions, page 116

18. Please provide the information required by Item 404 of Regulation S-K for the lease between the St. Regis Aspen Resort and the Chefs Club Aspen restaurant and bar or tell us why such disclosure is not required.

Conflicts of Interest, page 117

19. Please provide the information required by Item 25 of Form S-11.

Index to Financial Statements

315 East Dean Associates, Inc. for the year ended December 31, 2016

Note 1 – Description of business and summary of significant accounting policies

SVO receivables, page F-28

20. Please clarify for us the nature of your relationship with Starwood Vacation Ownership, and your rights and obligations thereon. Additionally, please tell us how you considered the need to provide related party disclosure related to this relationship in accordance with ASC Topic 850.

Unaudited Pro Forma Financial Statements, page F-41

21. Please tell us, and expand your disclosure to discuss, how you intend to account for your formation transactions. To the extent you intend to account for the transactions as a reorganization of entities under common control, please explain to us how you determined a common control relationship exists between all the entities both before and after the transaction.

Exhibit Index, page II-5

22. Please file your Hotel Management Agreement as a material contract. Please see Item 601(b)(10) of Regulation S-K.

23. Please file all exhibits required by Item 601 of Regulation S-K as promptly as possible. If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review. The draft opinion should be filed on EDGAR as correspondence.

You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Bryan Hough, Staff Attorney, at (202) 551-8625 or me at (202) 551-3466 with any other questions.

Sincerely,

/s/ Coy Garrison

Coy Garrison
Special Counsel
Office of Real Estate and
Commodities

cc:    Andrew S. Epstein, Esq.
       Clifford Chance US LLP